UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION

                                              Washington, D.C.  20549


                                                    FORM 12b-25


                                            NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q

[ ] Form N-SAR


                               For Period Ended  December 31, 1997


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART 1 - REGISTRANT INFORMATION


Imatel Holdings, Inc.

Full Name of Registrant



Former Name if Applicable



45110 Club Drive, Suite B

Address of Principal Executive Officer (Street and Number)



Indian Wells, California 92210

City, State and Zip Code



PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report or semi-annual report/portion thereof will be filed on or
[X] before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE


State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or  portion  thereof,  could not be filed  within the  prescribed  time period.


The  Company is  awaiting  the  completion  of  Company's  year end audit by its accountants  Cordovano & Hardy PC. It is anticipated  that the 10-KSB or portion thereof will be filed no later than the fifteenth  calendar day following  March

31, 1998.





PART IV - OTHER INFORMATION



(1) Name and telephone number of person to contact in regard to this notifications:

          Jehu Hand                                 (714) 489-2400

         (Name)                                   (Area Code) (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 of Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                              [X] Yes  [ ] No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 [ ] Yes [X] No



         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                              Imatel Holdings, Inc.

                                   (Name of Registrant as Specified in Charter)



has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: March 31, 1998                                 By: /s/ Dempsey K. Mork

     ---------------------------------------            -----------------------

PART IV (3) Explanation



                  STATEMENT OF INDEPENDENT AUDITORS



We are  unable to  furnish  the  required  Independent  auditor's  report on the financial statements of Development  Bancorp,  Inc. as of and for the year ended

December  31,  1997,  due to the fact  that our audit  procedures  have not been completed.

Cordovano and Harvey, P.C.

Denver, Colorado

March 30, 1996



The Company's loss from  operations for the year ended December 31, 1997 will be approximately $3,500,000,  subject to final auditors adjustments, as compared to

$103,243 for the corresponding period in 1996.